Exhibit 99.1

Weibo Reports Second Quarter 2020 Unaudited Financial Results

BEIJING, China — September 28, 2020 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

“With the Covid-19 pandemic situation in China largely brought under control, we are glad to see the solid recovery of our brand advertising business in the second quarter, with more brands embracing our differentiated social marketing solutions to connect with broader audience on Weibo,” said Gaofei Wang, CEO of Weibo. “For performance ad business, we focused on enhancing ad performance and efficiency through upgrade of advertising system and product optimization, aiming to capture higher wallet share in the performance ad market.” said Mr. Wang.

Second Quarter 2020 Highlights

•                  Net revenues were $387.4 million, a decrease of 10% year-over-year or 7% year-over-year on a constant currency basis [1].

•                  Advertising and marketing revenues were $340.6 million, a decrease of 8% year-over-year.

•                  Value-added service (“VAS”) revenues were $46.8 million, a decrease of 23% year-over-year.

•                  Net income attributable to Weibo was $198.4 million and diluted net income per share was $0.86.

•                  Non-GAAP net income attributable to Weibo was $114.5 million and non-GAAP diluted net income per share was $0.50.

•                  Monthly active users (“MAUs”) were 523 million in June 2020, a net addition of approximately 37 million users on year over year basis. Mobile MAUs represented approximately 94% of MAUs.

•                  Average daily active users (“DAUs”) were 229 million in June 2020, a net addition of approximately 18 million users on year over year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the second quarter of 2020 had been the same as it was in the second quarter of 2019, or RMB 6.81=US$1.00.

Second Quarter 2020 Financial Results

For the second quarter of 2020, Weibo’s total net revenues were $387.4 million, a decrease of 10% compared to $431.8 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2020 were $340.6 million, a decrease of 8% compared to $370.7 million for the same period last year. Advertising and marketing revenues from key accounts (“KAs”) and small & medium-sized enterprises (“SMEs”) were $304.8 million, a decrease of 12% compared to $346.5 million for the same period last year. The decrease was primarily resulted from the adverse impact of the coronavirus pandemic on advertisers from certain industries, decrease in barter transaction revenues, as well as negative currency translation impact.

VAS revenues for the second quarter of 2020 were $46.8 million, a decrease of 23% year-over-year compared to $61.2 million for the same period last year, primarily due to the decrease of live streaming business, and was partially offset by the increase in membership revenues.

Costs and expenses for the second quarter of 2020 totaled $281.2 million, compared to $280.6 million for the same period last year. The slight change of costs and expenses was a result of modest pickup in marketing expenses, higher bad debt provision, and the decrease of cost of revenues primarily due to the exemption and refund of cultural business construction fee during this year. Non-GAAP costs and expenses were $265.5 million, compared to $265.6 million for the same period last year.

Income from operations for the second quarter of 2020 was $106.2 million, compared to $151.3 million for the same period last year. Non-GAAP income from operations was $121.9 million, compared to $166.2 million for the same period last year.

Non-operating income for the second quarter of 2020 was $132.5 million, compared to a loss of $24.0 million for the same period last year. Non-operating income for the second quarter of 2020 mainly included (i) a $121.0 million net gain from fair value change of investments, which is excluded under non-GAAP measures; and (ii) a $15.1 million net interest and other income.

Income tax expenses were $40.7 million, compared to $26.1 million for the same period last year. The increase was mainly attributable to a deferred tax charges recognized from a fair value change of investment in the second quarter this year.

Net income attributable to Weibo for the second quarter of 2020 was $198.4 million, compared to $103.0 million for the same period last year. Diluted net income per share attributable to Weibo for the second quarter of 2020 was $0.86, compared to $0.46 for the same period last year. Non-GAAP net income attributable to Weibo for the second quarter of 2020 was $114.5 million, compared to $156.4 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the second quarter of 2020 was $0.50, compared to $0.68 for the same period last year.

As of June 30, 2020, Weibo’s cash, cash equivalents and short-term investments totaled $2.33 billion. For the second quarter of 2020, cash provided by operating activities was $121.7 million, capital expenditures totaled $8.4 million, and depreciation and amortization expenses amounted to $6.9 million.

Other Development

On July 8, 2020, the Company completed the offering of US$750 million in aggregate principal amount of senior notes due 2030 (the “Notes”). The Notes bear annual interest at a rate of 3.375% per year, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The Notes will mature on July 8, 2030, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

Business Outlook

For the third quarter of 2020, Weibo estimates its net revenues to decrease by 5% to 7% year-over-year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on September 28, 2020 (or 7:00 PM — 8:00 PM Beijing Time on September 28, 2020) to present an overview of the Company’s financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/5867669

Additionally, a live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:01 PM China Standard Time on September 28, 2020 to 20:59 PM China Standard Time on October 6, 2020. To access the recording, please use the following dial-in information listed below:

United States:	+1 855 452 5696
Hong Kong:	800 963 117
Mainland China:	400 602 2065
International:	+61 2 8199 0299
Replay PIN:	5867669

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA represents non-GAAP net income attributable to Weibo, excluding interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2020	2019	2020	2020	2019
Net revenues:
Advertising and marketing	$340,584	$370,660	$275,422	$616,006	$711,801
Value-added service	46,809	61,176	47,967	94,776	119,212
Net revenues	387,393	431,836	323,389	710,782	831,013

Costs and expenses:
Cost of revenues (1)	63,584	81,972	74,110	137,694	164,789
Sales and marketing (1)	112,118	106,405	99,102	211,220	212,556
Product development (1)	75,961	70,368	74,409	150,370	140,221
General and administrative (1)	29,545	21,825	17,753	47,298	39,112
Total costs and expenses	281,208	280,570	265,374	546,582	556,678
Income from operations	106,185	151,266	58,015	164,200	274,335

Non-operating income (loss):

Impairment on, gain/loss on sale of and fair value change of investments, net	117,379	(41,954)	(2,938)	114,441	(4,157)
Interest and other income, net	15,085	17,999	12,905	27,990	28,780
	132,464	(23,955)	9,967	142,431	24,623

Income before income tax expenses	238,649	127,311	67,982	306,631	298,958
Income tax expenses	(40,744)	(26,073)	(15,883)	(56,627)	(47,146)
Net income	197,905	101,238	52,099	250,004	251,812

Less: Net loss attributable to non-controlling interests	(511)	(1,758)	(9)	(520)	(1,626)

Net income attributable to Weibo	$198,416	$102,996	$52,108	$250,524	$253,438

Basic net income per share attributable to Weibo	$0.88	$0.46	$0.23	$1.11	$1.13
Diluted net income per share attributable to Weibo	$0.86	$0.46	$0.23	$1.10	$1.12

Shares used in computing basic
net income per share attributable to Weibo	226,678	225,262	226,392	226,535	225,094
Shares used in computing diluted
net income per share attributable to Weibo	233,983	226,277	227,029	227,129	226,210

(1) Stock-based compensation in each category:
Cost of revenues	$1,155	$1,118	$1,347	$2,502	$2,230
Sales and marketing	2,047	2,129	2,216	4,263	4,168
Product development	7,543	6,618	6,909	14,452	12,676
General and administrative	4,149	4,269	4,822	8,971	7,955

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$1,472,251	$1,452,985
Short-term investments	857,677	951,235
Accounts receivable, net	387,046	422,225
Prepaid expenses and other current assets	523,077	424,905
Amount due from SINA(1)	410,762	384,828
Current assets subtotal	3,650,813	3,636,178

Property and equipment, net	54,011	46,729
Goodwill and intangible assets, net	44,202	46,513
Long-term investments	1,235,475	1,027,459
Other assets	32,184	47,307
Total assets	$5,016,685	$4,804,186

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$107,394	$126,247
Accrued expenses and other current liabilities	409,100	465,580
Deferred revenues	157,637	108,783
Income tax payable	76,161	100,245
Current liabilities subtotal	750,292	800,855

Long-term liabilities:
Convertible debt	890,337	888,266
Senior notes	794,653	793,985
Other long-term liabilities	49,165	39,261
Total liabilities	2,484,447	2,522,367

Shareholders’ equity :
Weibo shareholders’ equity	2,533,236	2,283,267
Non-controlling interests	(998)	(1,448)
Total shareholders’ equity	2,532,238	2,281,819

Total liabilities and shareholders’ equity	$5,016,685	$4,804,186

(1) Included short-term loans to and interest receivable from SINA of $268.4 million as of  June 30, 2020 and $236.6 million as of December 31, 2019.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	June 30, 2020						June 30, 2019					March 31, 2020
					Non-GAAP					Non-GAAP					Non-GAAP
	Actual		Adjustments		Results		Actual	Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$340,584				$340,584		$370,660			$370,660		$275,422			$275,422
Value-added service	46,809				46,809		61,176			61,176		47,967			47,967
Net revenues	$387,393				$387,393		$431,836			$431,836		$323,389			$323,389

			(14,894	)(a)				(14,134	)(a)				(15,294	)(a)
			(816	)(b)				(849	)(b)				(828	)(b)
Total costs and expenses	$281,208		$(15,710)		$265,498		$280,570	$(14,983)		$265,587		$265,374	$(16,122)		$249,252

			14,894	(a)				14,134	(a)				15,294	(a)
			816	(b)				849	(b)				828	(b)
Income from operations	$106,185		$15,710		$121,895		$151,266	$14,983		$166,249		$58,015	$16,122		$74,137

			14,894	(a)				14,134	(a)				15,294	(a)
			816	(b)				849	(b)				828	(b)
			(117,379	)(c)				41,954	(c)				2,938	(c)
			3,389	(d)				(2,820	)(d)				(5,285	)(d)
			112	(e)				(1,588	)(e)				3	(e)
			12,882	(f)				(127	)(f)				172	(f)
			1,369	(g)				1,037	(g)				1,369	(g)
Net income attributable to Weibo	$198,416		$(83,917)		$114,499		$102,996	$53,439		$156,435		$52,108	$15,319		$67,427

Diluted net income per share attributable to Weibo	$0.86	*			$0.50	*	$0.46			$0.68	*	$0.23			$0.30

Shares used in computing diluted net income per share attributable to Weibo	233,983				233,983		226,277	6,754	(h)	233,031		227,029			227,029

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$114,499					$156,435					$67,427
Interest income,net					(12,635)					(15,648)					(13,349)
Income tax expenses					27,862					26,200					15,711
Depreciation expenses					6,074					5,891					5,974
Adjusted EBITDA					$135,800					$172,878					$75,763

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Six months ended
	June 30, 2020				June 30, 2019
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising and marketing	$616,006			$616,006	$711,801			$711,801
Value-added service	94,776			94,776	119,212			119,212
Net revenues	$710,782			$710,782	$831,013			$831,013

		(30,188	)(a)			(27,029	)(a)
		(1,644	)(b)			(1,709	)(b)
Total costs and expenses	$546,582	$(31,832)		$514,750	$556,678	$(28,738)		$527,940

		30,188	(a)			27,029	(a)
		1,644	(b)			1,709	(b)
Income from operations	$164,200	$31,832		$196,032	$274,335	$28,738		$303,073

		30,188	(a)			27,029	(a)
		1,644	(b)			1,709	(b)
		(114,441	)(c)			4,157	(c)
		(1,896	)(d)			(1,571	)(d)
		115	(e)			(1,633	)(e)
		13,054	(f)			(253	)(f)
		2,738	(g)			2,072	(g)
Net income attributable to Weibo	$250,524	$(68,598)		$181,926	$253,438	$31,510		$284,948

Diluted net income per share attributable to Weibo	$1.10			$0.80	$1.12			$1.25	*

Shares used in computing diluted net income per share attributable to Weibo	227,129			227,129	226,210	6,753	(h)	232,963

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$181,926				$284,948
Interest income, net				(25,984)				(29,856)
Income tax expenses				43,573				47,399
Depreciation expenses				12,048				11,196
Adjusted EBITDA				$211,563				$313,687

(a)  To exclude stock-based compensation.

(b)  To exclude amortization of intangible assets.

(c)  To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.

(d)  To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.

(e)  To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.

(f)  To exclude the provision for income tax related to item (b) and (c). Other non-GAAP to GAAP reconciling items have no income tax effect.

The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

(g) To exclude the amortization of convertible debt and senior notes issuance cost.

(h) To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*  Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2020	2019	2020	2020	2019
Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$304,838	$346,541	$247,855	$552,693	$671,047
Alibaba	35,746	24,119	27,567	63,313	40,754
Subtotal	340,584	370,660	275,422	616,006	711,801

Value-added service	46,809	61,176	47,967	94,776	119,212
	$387,393	$431,836	$323,389	$710,782	$831,013